PETROFINA
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PetroFina S.A.                                                  October 1, 1998
Public Relations and Communication
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                                  PRESS RELEASE

       PetroFina and Solvay announce polyethylene co-operation agreements.

PetroFina has concluded two co-operation agreements with the Solvay Group in the area of high density polyethylene (HDPE), the first one being industrial and the second one being technological. The agreements will enable the two companies to respond in a progressive manner to the increasing demand for high density polyethylene in Europe. In addition both companies will be in a position to increase their research activities and accelerate their industrial applications in this area.

With regard to industrial operations, PetroFina and Solvay will share the production of two HDPE plants, each with an individual capacity of 250,000 tonnes, which are to be built in Belgium. Solvay will build and operate the first plant which is expected to become operational by the year 2002, while PetroFina will build and operate the second plant which is expected to become operational by the year 2005. Each company will own its plant.

In this way, both companies will be able to progressively adapt their supply to the evolving market demand, benefiting from economies of scale and from world class production units which are flexible, competitive and dependable.

With regard to research and development activities, Fina will grant Solvay a world license covering Fina technology specific to the production of HDPE using metallocene catalysts. For its part, Solvay will provide Fina, through a world license with its technological know-how regarding the production of HDPE using chromium catalysts.

These two companies will jointly pursue their research into the development of metallocene and other catalysts and their development of corresponding resins. Through this co-operation, Fina and Solvay will be able to increase their available financial, scientific and human resources in order to master and use the industrial technologies of the future.

High density polyethylene is a polymer with diversified and increasing applications, currently enjoying an annual increase of 5% in world demand. It is primarily used in the manufacturing of gas tanks and other car accessories, in packaging films, bottles and pipes used in the distribution of gas and water under high pressure.


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PetroFina (NYSE :FIN) is an international integrated petroleum and petrochemical group employing some 14,500 persons in 44 countries with its headquarters located in Brussels, Belgium. For the 1997 financial year, the company realised sales of 20.3 billion dollars (BEF 727 billion) and earned a net income of 618 million dollars (BEF 22.1 billion).

PetroFina is a HDPE producer in Europe and the United States with annual production capacity expected to reach 885,000 tonnes by 1998 year-end, making it the third largest in Europe and the seventh largest in the world. The Group has developed a particular expertise in the area of metallocene catalysts.

Solvay is one of the world leaders in HDPE accounting for nearly one billion dollars (BEF 40 billion) in sales and representing 36% of its Plastics Division sales. Solvay is an international chemical and pharmaceutical group employing some 34,000 persons in 46 countries with its headquarters located in Brussels, Belgium. For the 1997 financial year, the company realised global sales of 8.4 billion dollars (BEF 311 billion) from its four operating divisions: Chemical, Plastics, Processing and Pharmaceuticals.

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PetroFina S.A.                                               September 25, 1998
Public Relations and Communication
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                                   PRESS RELEASE

       PetroFina and its partners acquire LASMO interest in Tempa Rossa.

PetroFina, Eni, Enterprise Oil and Mobil today announced the joint acquisition of LASMO's interest in the Tempa Rossa Field in Southern Italy. The joint consideration, which includes stakes in the concessions of Gorgoglione and Tempa d'Emma, in addition to nearby exploration acreage, is US$ 33.6 million, and the transfer will be effective 1st July 1998, subject to the approval of Italian Government Authorities.

The acquisition is made through the purchase of Lasmo's interest by the existing four owners of the field, Eni, Enterprise, Fina and Mobil, such that each of the four companies will ultimately hold similar equity in a unified development. The acquisition has allowed partners to progress the development plans for this heavy oil field on the basis of equities fixed for field life and agreed arrangements for operatorship, with Eni operating the development and Fina the production.

The acquiring companies expressed satisfaction for the purchase given the encouraging results obtained from the Tempa d'Emma well earlier this year, which showed a potential for significant increase of the reserves.


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PetroFina S.A.                                                September 8, 1998
Public Relations and Communication
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                                  PRESS RELEASE

Consistent with its strategy to concentrate marketing activities around its refineries, PetroFina has signed a Memorandum of Understanding with Shell regarding the exchange of Fina's marketing activities in Norway for a number of Shell service stations in the Netherlands.

Over recent years, in a highly competitive market, Norske Fina have improved the quality of their operations and increased their market share. However, the integration of Fina's marketing operations into those of Shell would enhance the competitiveness of the expanded operation, with Norske Fina staff becoming part of the Shell organisation.

In the Netherlands, through the acquisition of this portfolio of Shell service stations, Fina will reinforce its presence in the Benelux, reflecting its strategy to concentrate the Fina Network in the hinterland of its refineries.

The proposed exchange between the two companies, which should be concluded before the end of this year, remains subject to due diligence, completion of the necessary agreements and regulatory approvals.

The scope of the proposed exchange is limited to marketing operations and excludes exploration and production activities. As an important player in the Norwegian Continental Shelf since it was first opened for exploration, PetroFina remains committed to the development of its upstream activities in the country through its wholly owned subsidiary, Fina Exploration Norway.

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Note to the editors:

The Fina European network consists of approximately 3,600 service-stations located in the Benelux, Italy, western Germany, eastern UK, France, northern Spain and southern Norway. Today, Norway represents less than 3% of the oil products sales of Fina in Europe.

During  the last 5 years,  through  several  purchases,  sales or  exchanges  of service stations, the PetroFina Group has concentrated its network in geographical areas where it benefits from major logistic advantages through the proximity of its refineries or the presence of company owned depots. This strategy to focus on sales supported by core logistics, combined with a programme to modernise the points of sale and to improve the commercial offering supported by the introduction of a new visual identity has, during the last three years, led to a 5% increase per year of the network sales and a 25% rise of the average throughput per station.

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PETROFINA
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PetroFina S.A.                                              September 3, 1998
Public Relations & Communication
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                               PRESS RELEASE

            Angola: PetroFina announces fourth discovery in Block 17.

PetroFina participated in a fourth oil discovery in Block 17 in the deep Angolan offshore.

This discovery, called LIRIO 1, will be added to Girassol, Dalia and Rosa already made between 1996 and 1998 on this Block.

The LIRIO 1 well drilled by 1.365 meters of water is located 32 kilometers NW of Girassol. It is the fifth wildcat on this Block.

The well flowed during the test 11,000 bbls/day of a good quality oil.

This new discovery confirms the great oil potential of Block 17 already materialized by official launching on the 8th of July 1998 of Girassol development.

Elf Exploration Angola is operator on Block 17, with a 35% interest. The other partners are: Esso Exploration Angola (Block 17) 20,00 %, BP Exploration Angola Ltd. 16,67 %, Den Norske Stats Oljeseskap a.s. 13,33 %, Norsk Hydro ASA 10,00 %, Fina Exploration M.B., B.V. 5,00 %.

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PETROFINA
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PetroFina S.A.                                                August 27, 1998
Public Relations & Communication
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                                  PRESS RELEASE

PetroFina is pleased to announce that the Badami Field in Alaska started production on 24 August 1998.

The Badami Field is located approximately 35 miles east of Prudhoe Bay and contains recoverable oil reserves estimated at 120 million barrels. Production, which is expected to eventually peak at around 30,000 barrels a day, started over a month ahead of schedule. The oil will be exported via the Trans-Alaska pipeline.

The field was discovered in 1990 by PetroFina and Conoco. BP acquired Conoco's share in 1993 and since then has operated the field with a 70% share. PetroFina holds the remaining 30%. The development started in March 1997.

Badami is the first of a new generation of similarly sized oil fields in Alaska. A few years ago, the exploitation of these fields was considered uneconomical, but thanks to technical advances they can now be developed with greatly reduced costs and excellent levels of ecological care.

PetroFina owns 76 onshore and offshore exploration licences in Alaska, putting it in fifth place among the companies operating in the region. The Group also has shares in the Sandpiper and Liberty offshore Fields whose developments plans are currently being evaluated. Therefore North Alaska is a region rich in opportunities for PetroFina and it intends to continue its expansion there.

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